Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months ended May 31, 2010

June 29, 2010

The following information should be read in conjunction with the Company’s February 28, 2010 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and waters. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

During the three months ended May 31, 2010 the Company improved its margin percentage from 39.0% in the quarter ended May 31, 2009 to 50.3% in the quarter ended May 31, 2010 resulting in $474,824 more gross margin for the quarter in spite of the lower revenue numbers.

For the three months ended May 31, 2010, the Company reported gross sales of $5.56 million and a net income of $408,224 as compared to gross sales of $5.90 million and a net income of $202,474 in the corresponding quarter of the prior year. The increase in profitability in 2010 as compared to the corresponding period in 2009 was primarily the result of the Company focusing its efforts in areas that are more profitable.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2010 and are available in the February 28, 2010 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 9 and Note 10 of the quarterly financial statements.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	May 31, 2010	May 31, 2009	Change
Manufactured Products	$5,036,487	$4,807,146	$ 229,341
Purchased Products	519,193	1,091,633	(572,440)
Total Gross Revenue	$5,555,680	$5,898,779	$(343,099)
Discounts, Allowances and Rebates	(419,298)	(489,716)	70,418
Net Revenue	$5,136,382	$5,409,063	$(272,681)

Gross revenue for the quarter ended May 31, 2010 was $5,555,680 compared to $5,898,779 for the same period of the previous year, representing a decrease of 5.8% . The decrease of $343,099 in gross revenue for the quarter ended May 31, 2010 was the net result of the following:

  increased revenues from manufactured products of $229,341 largely due to the Company focusing its efforts on areas that are more profitable; offset by, decreased revenue from products that the Company purchases for resale of $572,440 mostly due to the discontinuation of the low margin food products.

Discounts, rebates and slotting fees for the quarter ended May 31, 2010 decreased $70,418 compared to the same period of the prior year as a result of lower discounts for products that the Company manufactures in the amount of $37,214 and lower discounts for products that the Company purchases for resale of $33,204.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2010	May 31, 2009	Change
Manufactured
Products	$2,201,737	$2,440,808	$(239,071)
Purchased Products	348,477	856,911	(508,434)
Total	$2,550,214	$3,297,719	$(747,505)

Cost of sales for the quarter ended May 31, 2010 was $2,550,214 compared to $3,297,719 for the same period of the previous year, representing a decrease of 22.7% . The decrease of $747,505 in cost of sales for the quarter ended May 31, 2010 was the result of the following:

  decreased cost of sales of manufactured products of $239,071 due to increased operational efficiencies; and, decreased cost of sales from products that the Company purchases for resale of $508,434 mostly due to the discontinuation of the low margin food products.

Margin

	Quarter ended	Quarter ended
Margin	May 31, 2010	May 31, 2009		Change
Manufactured Products	$2,467,858	$1,962,231	$	$ 505,627
Purchased Products	118,310	$ 149,113		(30,803)
Total	$2,586,168	$2,111,344		$474,824
Margin percentage	50.3%	39.0%		11.3%

Margin for the quarter ended May 31, 2010 was $2,586,168 compared to $2,111,344 for the first quarter of the previous year, representing an increase in margin percentage of 11.3% . The increase of $474,824 in margin for the three months ended May 31, 2010 was the net result of the following:

  increased margin from manufactured products of $505,627 due to the Company focusing its efforts on areas that are more profitable and increased operational efficiencies; offset by, decreased margin from products that the Company purchases for resale of $30,803 mostly due to the discontinuation of the low margin food products.

Selling, General and Administration Expenses

Selling, general and administration expenses for the quarter ended May 31, 2010 were $1,757,874 compared to $1,523,826 for the first quarter of the previous year representing an increase of 15.4% . The increase of $234,048 is the effect of:

  increase selling and marketing costs of $96,261;
  increased administration costs of $96,901; and
  increased operating costs of $40,886.

Other Expenses and Income:

Interest on long-term debt decreased from $61,460 to $46,471 due to lower average borrowing levels and lower interest rates. Interest on current debt decreased from $6,597 to $72 for the same reasons.

For the quarter ended May 31, 2010, the Company recorded other income of $2,286 compared to $179 in the corresponding quarter of the prior year from interest on bank balances.

For the quarter ended May 31, 2010, the Company recorded a non-cash income tax expense of $205,314 corresponding to operating profits in the Canadian operating entities, as compared to $145,446 in the same quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	May 31		February 28		November 30		August 31
	2010	2009	2010	2009	2009	2008	2009	2008
Net sales / operating revenue	$ 5,136,382	$ 5,409,063	$ 4,653,550	$ 5,677,033	$ 4,350,703	$ 6,209,923	$ 6,112,917	$8,109,498
Net income (loss)	$ 408,224	$ 202,474	$ 99,639	$ (4,281,985)	$ 66,288	$ (535,769)	$ 809,455	$ (290,571)
Net income (loss) per share	$ 0.10	$0.05	$0.03	$ (1.07)	$0.02	$ (0.14)	$0.20	($0.07)
Net income (loss) per share, diluted	$ 0.10	$0.05	$0.03	$ (1.07)	$0.02	$ (0.14)	$0.20	($0.07)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

Cash flows

Cash provided by	Three months ended	Three months ended
(used in):	May 31, 2010	May 31, 2009	Change
Operating activities	$ 717,826	$ 1,573,324	$ (855,498)
Investing activities	$ (86,302)	$ (76,651)	$ (9,651)
Financing activities	$ (193,074)	$ (1,766,772)	$ 1,573,698

The reduction in cash generated from operating activities for the three months ended May 31, 2010 was primarily a result of the cash utilized by changes in non-cash operating working capital items compared to cash generated in the same quarter of the prior year. In the quarter ended May 31, 2009, over $1.1 million was generated from the reduction of accounts receivable and inventories compared to approximately $200,000 in the quarter just ended.

The reduction in cash utilized for financing activities is mostly related to full repayment of bank indebtedness in the quarter ended May 31, 2009. The bank indebtedness balance at May 31, 2010 consists of the US dollar operating loan balance that was used to time purchases of US dollars to minimize the foreign exchange impact.

Liquidity and Capital Resources

As at May 31, 2010, the Company had working capital of $2,073,700 and an unused portion of the revolving bank line of credit of $1,483,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at May 31, 2010, the actual limit based on eligible collateral was $1,483,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at May 31, 2010.

Considering the positive working capital position, including the cash on hand at May 31, 2010, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Disclosure of Outstanding Share Data

At June 29, 2010, the Company had 3,923,275 issued and outstanding common shares, 1,052,800 issued and outstanding stock options, of which 553,431 were vested, and 363,400 issued and outstanding common share purchase warrants.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on March 1, 2010 and ended on May 31, 2010 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2011;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.